April 17, 2019

Michael Bannon
Chief Executive Officer
Bantek Inc.
330 Changebridge Road
Pine Brook, NJ 07058

       Re: Bantek Inc.
           Post-Effective Amendment No. 1 to Form S-1
           Filed April 3, 2019
           File No. 333-230003

Dear Mr. Bannon:

       We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post-Effective Amendment to Form S-1 filed April 3, 2019

Our bylaws designate the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, page 35

1. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware (or such other court in the State of Delaware should the Court of Chancery not have jurisdiction) as the exclusive forum for certain litigation, including any
       "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that stockholders will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent
 Michael Bannon
Bantek Inc.
April 17, 2019
Page 2
         jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
2. We note your disclosure regarding the Court of Chancery of the State of Delaware as the
         exclusive forum for certain claims. Please reconcile such disclosure with your bylaws, which provide that such other court in the State of Delaware shall be the exclusive forum if the Court of Chancery does not have jurisdiction.
General

3. We note that you are attempting to register the offer and sale of additional shares of common stock by post-effective amendment, and we note your reference to Securities Act
         Rule 413(b). However, it does not appear that you are eligible to rely on Rule 413(b) to add additional securities by post-effective amendment. Please advise. We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Susan Block at (202) 551-3210 or Laura Nicholson at
(202) 551-3584
with any questions.



FirstName LastNameMichael Bannon                                Sincerely,
Comapany NameBantek Inc.
                                                                Division of
Corporation Finance
April 17, 2019 Page 2                                           Office of
Transportation and Leisure
FirstName LastName